UNAUDITED

OFFICER'S FINANCIAL CERTIFICATION

I, Joseph Jonna, certify that:

(1) the financial statements of 2270 Platt LLC included in this Form are true and complete in all material respects; and

(2) the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS WHEREOF, this Officer's Financial Certification has been executed as of the Date below.

Company: 2270 Platt LLC

By: *[signature]*
Joseph Jonna (Apr 29, 2021 15:24 EDT)

Printed: Joseph Jonna

Title: Co-manager

2270 Platt, LLC.

Year Ended December 31, 2020

Unaudited Financial Statements

Rehmann

2270 Platt, LLC.

Table of Contents

	Page
Financial Statements for the Year Ended December 31, 2020	
Balance Sheet	1
Statement of Operations	2
Statements of Member's Equity	3
Statement of Cash Flows	4
Notes to Financial Statements	5

2270 Platt, LLC.

Balance Sheet
As of December 31, 2020

ASSETS

Current assets

Cash	$	78,716
Total current assets		**78,716**
Investment Property under development		1,165,927
Total assets	**$**	**1,244,643**

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Trade accounts payable	$	144,683
Advance payable - related party		31,083
Total liabilities (all current)		**175,766**
Member's Equity		1,068,877
Total liabilities and shareholder's equity	**$**	**1,244,643**

The accompanying notes are an integral part of these consolidated financial statements.

2270 Platt, LLC.

Statement of Operations
Year ended December 31, 2020

Operating expenses		
Marketing	$	34,835
General and administrative		949
Net loss	$	**35,784**

The accompanying notes are an integral part of these consolidated financial statements.

2270 Platt, LLC.

Statements of Member's Equity

| | Membership Interests | | | | | | Accumulated | Total Member's |
| | Class A | | Class B | | Class C | | | |
	Units	Amount	Units	Amount	Units	Amount	Deficit	Equity
Balances, January 1, 2020	498	$ 498,000	-	$ -	-	$ -	$ (8,345)	$ 489,655
Net loss	-	$ -	-	-	-	-	(35,784)	(35,784)
Member contributions	-	$ -	325	325,000	290	290,006	-	615,006
Balances, December 31, 2020	498	$ 498,000	325	$ 325,000	290	$ 290,006	$ (44,129)	$ 1,068,877

The accompanying notes are an integral part of these consolidated financial statements.

2270 Platt, LLC.

Statement of Cash Flows

Year ended December 31, 2020

Cash flows from operating activities		
Net loss	$	(35,784)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Change in operating assets and liabilities which provided (used) cash:		
Accounts payable		(235,833)
Net cash provided by operating activities		**(271,617)**
Cash flows for investing activities		
Investment property additions		**(172,520)**
Net cash provided by financing activities		
Cash flows from financing activities		
Member contributions		300,000
Crowdfunding equity raise		290,006
Repayments of notes payable		(67,159)
Net cash provided by financing activities		**522,847**
Net increase in cash and cash equivalents		78,710
Cash, beginning of year		6
Cash and cash equivalents, end of year	$	78,716

The accompanying notes are an integral part of these consolidated financial statements.

2270 Platt, LLC.

Notes to Financial Statements

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

2270 Platt, LLC (which may be referred to as the "Company," "we," "us," or "our"). The Company was formed to operate in the real estate market within the United States. The purpose of the Company is to construct neighborhood developments that provide customers energy efficient homes and take a green approach to home building.

The Company incorporated on February 11, 2019 in the State of Michigan. The Company did not begin operations until 2019.

Since Inception, the Company has relied on funds received from its founders, as well as investments from individuals, and a crowdfunding campaign with Localstake to fund its operations.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Risks and Economic Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

The outbreak of a novel coronavirus (COVID-19), which the World Health Organization declared in March 2020 to be a pandemic, continues to spread throughout the United States of America and the globe. Many State Governors issued temporary Executive Orders that, among other stipulations, effectively prohibit in-person work activities for most industries and businesses, having the effect of suspending or severely curtailing operations. The extent of the ultimate impact of the pandemic on the Company's operational and financial performance will depend on various developments, including the duration and spread of the outbreak, and its impact on customers, employees, and vendors, all of which cannot be reasonably predicted at this time. While management reasonably expects the COVID-19 outbreak to negatively impact the Company's financial condition, operating results, and timing and amounts of cash flows, the related financial consequences and duration are highly uncertain.

2270 Platt, LLC.

Notes to Financial Statements

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of income and expenses during the reporting year. Actual results could differ from those estimates.

Revenue from Contracts with Customers and New Accounting Pronouncement

The Financial Accounting Standards Board issued Accounting Standards Update ("ASU") *No. 2014-09, Revenue from Contracts with Customers (Accounting Standards Codification Topic 606)* , in May 2014. The standard, as amended, requires revenue to be recognized when promised goods and services are transferred to customers in amounts that reflect the consideration to which the Company expects to be entitled in exchange for those goods or services. On January 1, 2020, the Company adopted the standard using the modified retrospective method. There was no impact to the timing or amount of revenue recognized as a result of this adoption.

Revenue from sale of inventory property

The Company considers whether there are promises in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated. For contracts relating to the sale of property under development, the Company is responsible for the overall management of the project and identifies various goods and services to be provided, including design work, procurement of materials, site preparation and foundation pouring, framing and plastering, mechanical and electrical work, installation of fixtures (e.g., windows, doors, cabinetry, etc.) and finishing work. The Company accounts for these items as a single performance obligation because it provides a significant service of integrating the goods and services (the inputs) into the completed property (the combined output) which the customer then contracts to buy.

Accounts Receivable

Accounts receivable is stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Investment Property Under Development

Investment property under development is comprised of costs related to a building being constructed for ultimate sale.

2270 Platt, LLC.

Investment property is measured initially at cost, including transaction costs. Transaction costs include transfer taxes, permits and professional fees for legal services

Income Taxes

The Company has elected to be taxed as a partnership under the provisions of the Internal Revenue Code whereby taxable income, as well as tax credits, are passed directly to the members for inclusion in their income tax returns. Therefore, income taxes are not provided in these financial statements.

Management has analyzed the Company's income tax positions for 2019 through 2020, the years which remain subject to examination by major tax jurisdiction as of December 31, 2020. The Company concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company does not expect the total amount of unrecognized tax benefits ("UTB") (e.g. tax deductions, exclusions, or credits claimed or expected to be claimed) to significantly increase or decrease in the next 12 months. The Company does not have any amounts accrued for interest and penalties related to UTBs at December 31, 2020, and it is not aware of any claims for such amounts by federal or state income tax authorities.

Marketing Expenses

The Company expenses marketing costs as they are incurred.

Recent Accounting Pronouncements

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021 and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

Subsequent Events

In preparing these financial statements, the Company has evaluated, for potential recognition or disclosure, significant events or transactions that occurred during the period subsequent to December 31, 2020, the most recent balance sheet presented herein, through April 29, 2021, the date these financial statements were available to be issued. No such significant events or transactions were identified.

2270 Platt, LLC.

Notes to Financial Statements

2. INVESTMENT PROPERTY UNDER DEVELOPMENT

Investment property under development consists of the following at December 31, 2020:

Investment Property Under Development		
Land	$	15,000
Development Costs		1,150,927
Total	$	1,165,927

3. DEBT (RELATED PARTY)

The Company has an advance due to a Member in the amount of $31,083 as of December 31, 2020. The advance does not bear interest and has no stated repayment date.

4. MEMBERSHIP EQUITY

The Company's operating agreement provides for 11,298 common membership units, of which 498 are designated as Series A, 500 as Series B, 300 as Series C and 10,000 as undesignated. The various membership unit designations entitle the members to the following rights of membership:

- Series A are voting units and intended as profit interests, with initial capital accounts of zero.
- Series B are voting units with a preferred annual return of 8% on the respective capital accounts.
- Series C are voting units with a preferred annual return of 8% on the respective capital accounts.
- Undesignated have voting rights, with no preferred annual return.

In 2019 the Company issued 498 Membership Series A units in exchange for developer fees related to the project. The developer fees were capitalized as part of the Investment Property Under Development.

5. GOING CONCERN

These financial statements are prepared on a going concern basis. The Company incorporated on February 11, 2019 and is in the process of beginning operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

■ ■ ■ ■ ■

Thrice - Platt 2020 financial statements

Final Audit Report 2021-04-29

Created:	2021-04-29
By:	Brandon Smith (brandon.smith@localstake.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAAaEEeD5KFUyDaXHDLtVqhBpt3IHI9YP4P

"Thrice - Platt 2020 financial statements" History

 Document created by Brandon Smith (brandon.smith@localstake.com)
2021-04-29 - 5:15:51 PM GMT- IP address: 207.67.45.6

 Document emailed to Joseph Jonna (jjonna@thrive-collaborative.com) for signature
2021-04-29 - 5:16:09 PM GMT

 Email viewed by Joseph Jonna (jjonna@thrive-collaborative.com)
2021-04-29 - 7:04:20 PM GMT- IP address: 96.75.36.113

 Document e-signed by Joseph Jonna (jjonna@thrive-collaborative.com)
Signature Date: 2021-04-29 - 7:24:59 PM GMT - Time Source: server- IP address: 96.75.36.113

 Agreement completed.
2021-04-29 - 7:24:59 PM GMT

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